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March 26, 2010 VIA EDGAR AND HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631	Dubai	Rome
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File No. 035842-0054
Washington, D.C. 20549-6010

Attention:	Pamela A. Long, Assistant Director
Hagen Ganem
Dietrich King
Tracey McKoy
Al Pavot

Re:	Codexis, Inc. Form S-1 filed December 28, 2009
Form S-1/A filed January 14, 2010
Form S-1/A filed February 1, 2010
Form S-1/A filed February 17, 2010
Form S-1/A filed February 26, 2010
Form S-1/A filed March 26, 2010
File No. 333-164044

Dear Ms. Long:

On behalf of Codexis, Inc. (the “Company” or “Codexis”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2009 (the “Initial Form S-1”), and amended by Amendment No. 1 on January 14, 2010, Amendment No. 2 on February 1, 2010, Amendment No. 3 on February 17, 2010 and Amendment No. 4 on February 26, 2010 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 5, three of which have been marked to show changes from Amendment No. 4.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received by facsimile on March 10, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

March 26, 2010

Management, page 98

Risk Oversight, page 103

1.	We note your disclosure addressing certain aspects of newly-adopted Item 402(s) of Regulation S-K. As you have not included a discussion of your policies and practices for compensating your employees as they relate to risk management practices and risk-taking incentives, we assume you have concluded that you are not reasonably likely to suffer a material adverse effect because of any risks arising from your compensation policies and practices for your employees. Please tell us supplementally why you have reached this conclusion.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 5 to include a discussion of its policies and practices for compensating the Company’s employees as they relate to risk management practices and risk-taking incentives and an explanation as to why the Company has reached the conclusion that the Company is not reasonably likely to suffer a material adverse effect because of its policies and practices for compensating employees.

2.	We note the additional disclosure provided under this heading. Please disclose the effect on the board’s leadership structure of the board’s role in performing its risk oversight function. See Item 407(h) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised Amendment No. 5 to disclose that Company’s board of directors (the “Board”) believes its administration of its risk oversight function has not affected the Board’s leadership structure.

Executive Compensation, page 107

Annual Cash Incentive Bonus for 2009, page 111

3.	We note the revisions under this heading, including the discussion of the payout determinations made by your compensation committee in February 2010. Please revise the table on page 113 to add a column for the company performance factor so that the amounts of the actual bonus payments can be calculated from a review of the table. In addition, please revise your disclosure to address how the compensation committee arrived at a 140% factor for the 2009 individual performance factor for each named executive officer. In doing so, please address whether the committee intentionally decided to assign the same individual performance factor to each named executive officer. If this decision was intentional, please explain why. In this regard, we note your disclosure about the myriad individual performance factors applicable to the named executive officers, which could suggest that the same types of performance factors were not applicable to all of your named executive officers.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it has revised its disclosure in Amendment No. 5 to add a column to the table for the company performance factor so that the amounts of the actual bonus payments can be calculated from a review of the table. The Company has further revised its disclosure in Amendment No. 5 to address the similarity in the individual performance factor achievement levels.

March 26, 2010

2009 Summary Compensation Table, page 117 and Grants of Plan-Based Awards in 2009 Table, page 118

4.	In the footnote disclosure to each of these tables, you refer the reader to Note 12 to your financial statement for the valuation assumptions used to determine the amounts in the tables. It appears that these assumptions are actually contained in Note 13. Please revise the footnote cross-references accordingly.

Response: In response to the Staff’s comments, , the Company respectfully advises the Staff that the footnote cross-references have been revised in Amendment No. 5.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

5.	Please tell us what consideration you have given to filing the following as exhibits:

•	Agreement entered into Dishman Pharmaceuticals and Chemicals, Ltd., page 19.

•	Exclusive Joint Development Agreement entered into with CO2 Solution, page 71.

•	Master Services Agreement entered into with Arch Pharmalabs Limited, page 83.

See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company has considered whether the (a) Master Agreement with Dishman Pharmaceuticals and Chemicals, Ltd. effective as of February 16, 2010 (the “Dishman Agreement”), (b) Exclusive Joint Development Agreement with CO2 Solution Inc. dated as of December 15, 2009 (the “CO2 Solution Agreement”) and (c) Master Services Agreement with Arch Pharmalabs Limited (“Arch”) dated as of August 1, 2006 (the “Arch MSA” and together with the Dishman Agreement and the CO2 Solution Agreement, the “Agreements”) are required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. The Company respectfully advises the Staff that it has determined that each of the Agreements is currently immaterial to its business.

The terms of the Dishman Agreement govern opportunities with respect to certain innovator pharmaceutical companies. The Company does not currently generate any revenue under the Dishman Agreement, nor is the Company’s business substantially dependent on the contract. As a result, the Company does not believe that the Dishman Agreement is material to its business at this time. The Company will continue to review the materiality of the Dishman Agreement as new business opportunities arise under the Dishman Agreement and will file the Dishman Agreement pursuant to Item 601(b)(10) of Regulation S-K at such time that it determines the Dishman Agreement is material to the Company’s business or operations.

The CO2 Solution Agreement is a research and development agreement under which the Company and CO2 Solution Inc. have agreed to begin to work together towards a commercially viable enzymatic solution in the carbon capture market. The Company’s contribution of capital and resources to this joint development effort is not material to the Company in light of the Company’s overall business and development efforts, and there are currently no revenues generated by the Company under the CO2 Solution Agreement. Moreover, the carbon capture

March 26, 2010

market to which the CO2 Solution Agreement relates is one of many applications of the Company’s technology, others of which are described and set forth in the Registration Statement. The Company will continue to review the materiality of the CO2 Solution Agreement as the joint development effort progresses and will file the CO2 Solution Agreement pursuant to Item 601(b)(10) of Regulation S-K at such time that it determines the CO2 Solution Agreement is material to the Company’s business or operations.

The Company entered into the Arch MSA as one of a series of agreements with Arch that established the Company’s initial relationship with Arch with respect to the manufacture and supply of ATS-8 (such agreements referred to collectively as the “2006 Agreements”). All of the 2006 Agreements except the Arch MSA were terminated and replaced with new agreements in August 2008 when the Company expanded its relationship with Arch (such agreements referred to collectively as the “2008 Agreements”). The 2008 Agreements were in turn terminated and replaced with new agreements in February 2010, as described in further detail in the Registration Statement. The services governed by the Arch MSA have been fully performed, and the Arch MSA has remained in place through the iterations of the 2006 Agreements and 2008 Agreements described above solely due to the Company’s outstanding payment obligations to Arch of approximately $100,000, which amount is immaterial to the Company.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen

of LATHAM & WATKINS LLP

cc:	Alan Shaw, Codexis, Inc.

Douglas T. Sheehy, Codexis, Inc.

John A. Fore, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael S. Russell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Greg Chin, Latham & Watkins LLP